UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission File Number: 001-40752

RENEW ENERGY GLOBAL PLC

(Translation of registrant’s name into English)

C/O Vistra (UK) Ltd 3rd Floor

11-12 St James’s Square London SW1Y 4LB

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

The High Court of the state of Andhra Pradesh (“High Court”) on March 15, 2022, ruled in favour of ReNew Power (“ReNew”) and other renewable energy companies, with regard to the attempt by the Andhra Pradesh power distribution companies (“AP Discoms”) to renegotiate tariffs under existing power purchase agreements (“PPAs”). The High Court has held that tariffs under existing PPAs cannot be altered unilaterally by the parties.

Further, the High Court has directed the AP Discoms to pay all past outstanding dues (at full tariff). In addition, the High Court has also reaffirmed the “must-run” status of renewable energy projects and ruled that any curtailment of generation, except for grid safety, is not permitted.

As of December 31, 2021, out of Renew’s total receivables of INR 51,713 million (US$ 695 million), receivables from the AP Discoms were INR 16,879 million (US$ 227 million).

The AP Discoms can choose to appeal the High Court’s order before the Supreme Court of India, which has the discretion to admit the appeal or to deny it.

Speaking on the judgement, Mr Sumant Sinha, Chairman and CEO, ReNew said, “This judgement, along with rulings by other courts in India, illustrates sanctity of contracts in India. We look forward to working together with the Government of India and all states to help the country realize its climate targets, including producing 500 GW of clean energy through non fossil resources by 2030.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 16, 2022	RENEW ENERGY GLOBAL PLC

	By	/s/ Samir Rai
		Name:	Samir Rai
		Title:	Company Secretary